Exhibit 99.1

STAR BULK CARRIERS CORP. AGREES TO ACQUIRE 15 DRY BULK VESSELS

ATHENS, GREECE, May 14, 2018 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that it has entered into a definitive agreement with Songa Bulk ASA ("Songa") pursuant to which the Company will acquire 15 operating vessels (the "Vessels") for an aggregate of  13.725 million common shares of Star Bulk (the "Consideration Shares") and $145 million in cash (the "Vessel Purchase Transaction").  The cash portion of the consideration will be financed through proceeds of a new five-year capital lease of $180 million with China Merchants Bank Leasing with a margin of 280 bps, thus offering approx. $35 million of additional liquidity for Star Bulk.

Below are the details of the vessels to be acquired from Songa:

Vessel	YoB	Yard	DWT
Songa Claudine	2011	STX	181,258
Songa Opus	2010	STX	180,706
Songa Mountain	2009	Hyundai	179,150
Songa Hirose	2011	Sanoyas	83,494
Songa Genesis	2010	STX	82,705
Songa Maru	2008	Tsuneishi	82,687
Songa Grain	2008	Tsuneishi	82,672
Songa Moon	2012	Tsuneishi	82,158
Songa Hadong	2012	Tsuneishi	82,158
Songa Devi	2014	Tsuneishi	81,918
Songa Delmar	2011	Hyundai	81,501
Songa Sky	2010	Sumitomo	81,466
Songa Flama	2011	STX	80,448
Songa Wave	2017	COSCO Dalian	61,491
Songa Glory	2012	COSCO Nantong	58,680
Total			1,482,492

The Vessel Purchase Transaction remains subject to, among other things, the approval of the Songa shareholders and other customary closing conditions, and is expected to be consummated in by the third quarter of 2018. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung, representing approximately 29% of the outstanding shares of Songa, have committed to vote in favor of the Vessel Purchase Transaction on terms customary for such undertakings.

Upon completion of the Songa transaction, Mr. Arne Blystad will be appointed to the Board of Directors of Star Bulk and Mr. Herman Billung will join the management team of Star Bulk, contributing his approximately 30 years of dry bulk and capital market experience. Songa is expected to distribute the Consideration Shares to its shareholders following closing of the transaction.  As a result of the contemplated transactions, shareholders of Songa are expected to own approximately 14.9% of the outstanding common shares of the Company, and the pre-existing top 5 shareholders of the Company would own approximately 38.7%, 4.4%, 3.9%, 1.0% and 1.0% of the outstanding common shares of the Company respectively.

Contemporaneously with the closing of the Vessel Purchase Transaction, the Company intends to apply for a secondary listing of its common shares for trading on Oslo Børs, a regulated stock market operated by Oslo Børs ASA of Norway. The Consideration Shares will be restricted from trading in the U.S., including through the Nasdaq Global Select Market, for a period of six months following the distribution of the Consideration Shares to the shareholders of Songa unless they are sold pursuant to a transaction exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the "Act").
After giving effect to the Vessel Purchase Transactions, Star Bulk will have a fleet of 108 vessels on a fully delivered basis, aggregate cargo-carrying capacity of approximately 12.26 million deadweight tons and vessels with an average age of 7.1 years.

The Consideration Shares will not be registered under the Act may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK".

On a fully delivered basis, Star Bulk will have a fleet of 108 vessels, with an aggregate capacity of 12.26 million dwt, consisting of 17 Newcastlemax, 18 Capesize, 2 Mini Capesize, 7 Post Panamax, 35 Kamsarmax, 2 Panamax, 16 Ultramax and 11 Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Contacts:
Company:
Simos Spyrou, Christos Begleris
co Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com